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                                                                    Exhibit 99.2

                          COOLBRANDS INTERNATIONAL INC.

      8300 Woodbine Avenue, 5th Floor            Contact: David J. Stein
      Markham, Ontario, Canada, L3R 9Y7          Telephone: (631) 737-9700(x216)

               COOLBRANDS ANNOUNCES EXTENSION OF CREDIT FACILITIES
                     FOR AMERICANA FOODS LIMITED PARTNERSHIP

      Toronto, Canada, March 10, 2006 - CoolBrands International Inc. (TSX:
      COB.SV.A) today announced that it has obtained an extension for the existing credit facilities of its 50.1% owned subsidiary, Americana Foods Limited Partnership, with Regions Bank. The maturity date of the existing facilities with Regions Bank has been extended to April 25, 2006. All other terms and conditions of the existing facilities with Regions Bank remain the same.

      As stated in its press release of January 12, 2006, CoolBrands has signed binding commitment letters with J.P. Morgan Securities Inc. and JPMorgan Chase Bank, N.A. in respect of new credit facilities. Closing of the new facilities remains conditional upon syndication, the completion of due diligence by J.P. Morgan Securities Inc. and JPMorgan Chase Bank, N.A., the absence of any material adverse change and other customary conditions.

      CoolBrands currently has approximately US$35.1 million of short term debt owing to JPMorgan Chase Bank, N.A. and Americana Foods Limited Partnership has approximately US$17.9 million of short term debt owing to Regions Bank. These liabilities will be repaid upon the closing of the new facilities.

About CoolBrands International: CoolBrands International Inc. markets a broad range of ice creams and frozen snacks under a family of brands, including Eskimo Pie, Godiva Ice Cream, Whole Fruit Sorbet, Snapple On Ice Pops, Tropicana Fruit Bars, No Pudge! Frozen Snacks, Crayola Color Pops, Yoplait Frozen Yogurt and many other well recognized brand names. CoolBrands also manufactures, markets and sells fresh yogurt products, including Breyers Fruit on the Bottom, Light and Creme Savers cup yogurt varieties. CoolBrands' operates a "direct store door" (DSD) frozen distribution system in selected markets in the U.S. to deliver CoolBrands products and Partner Brands to supermarkets, convenience stores and other retail customers. CoolBrands' subsidiary, Americana Foods, manufactures soft serve mixes, packaged ice cream, frozen snacks and other food products for CoolBrands and for well known national retailers, food companies and restaurant chains. CoolBrands' Foodservice Division manufactures and sells premium soft serve ice cream and frozen yogurt to the foodservice industry.

For more information about CoolBrands, visit www.coolbrandsinc.com.

Forward Looking Statements

This press release includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding, among other things, statements relating to goals, plans and projections regarding the Company's financial position and business strategy. These statements may be identified by the fact that they use such words as "anticipate," "estimate," "expect," "intend," "plan," "believe," and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes and results to differ materially from current expectations. These factors include, among other things, market factors, competitive product development and promotional activity, the level of consumer interest in the Company's products, product costing, the weather, the performance of management, including management's ability to implement its plans as contemplated, the Company's relationship with its customers, franchisees, licensees and licensors, governmental regulations and legislation and litigation. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.